Mail Stop 3561

August 11, 2009

Stephen Soller, Chief Executive Officer
Panglobal Brands Inc.
2853 E. Pico Blvd.
Los Angeles CA 90023

> **Re: Panglobal Brands Inc.**
> **Form 10-KSB for fiscal year ended September 30, 2008**
> **Filed January 13, 2009**
> **File No. 333-131531**

Dear Mr. Soller:

We have reviewed your response letter dated July 31, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. After our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 10-KSB Filed January 13, 2009

General

1.   We reissue comments three through 14 of our letter dated July 31, 2009.

2.   In all future response letters, please provide an explanation that clearly indicates how the specific comment was resolved rather than merely indicating that your annual report has been revised. If your response includes specific revisions or proposed changes to your

annual report, please provide the exact changes in your Form 10-K/A or draft Form 10-K/A below your explanation. Also, please indicate the specific page numbers where these changes can be found in your Form 10-K/A or draft Form 10-K/A.

3.   If you provide us with a draft Form 10-K/A as correspondence as part of your response letter, please clearly indicate on the first page of the document that it is either a draft or an exhibit to your response letter.

4.   It appears the first two pages of the draft Form 10-K/A submitted with your response letter dated July 8, 2009 is an older version of the form. Please revise using the correct form.

Item 1. Description of Business, page 1

5.   We note your response to comment two of our letter dated March 19, 2009, and we reissue it. Please provide a detailed description of the acquisition of your Scrapbook and Crafty Couture brands, including all of the material terms of your purchase agreement, in the Description of Business section of your annual report. Also, please file or incorporate by reference your purchase agreement filed as an exhibit with your Form 8-K filed on June 4, 2008, pursuant to Item 601 of Regulation S-K.

Consulting Agreement for Sosik Division, page 4

6.   We note your response to comment four of our letter dated March 19, 2009, and we reissue it in part. Please revise your disclosure to address the 5% commission of net sales for the Contemporary Knit Division and the stock bonuses for meeting sales targets for both the Junior Division and the Contemporary Knit Division. Also, please clarify whether the Contemporary Knit Division is its own division or if it is part of either the Contemporary Division or the Junior Division.

Item 6. Management's Discussion and Analysis or Plan of Operation, page 11

7.   We note your response to comment 10 of our letter dated March 19, 2009, and we reissue the comment. Please identify the two shareholders with whom you entered into a Revolving Loan Agreement in the Management's Discussion and Analysis section of your annual report and disclose all principal terms, including the security and default provisions. Also, it appears that Mr. Hough is an affiliate, as he is an 8.8% shareholder, so please include the Revolving Loan Agreement with your related party disclosures required by Item 404 of Regulation S-K or provide us a detailed analysis if you disagree.

Financial Statements

Note 8 – Asset Purchase, F-21

8.   We reviewed your response to our prior comment 17. While your response asserts compliance in future Exchange Act filings, your proposed changes to Form 10-K do not comply with our comment. Thus the comment will be reissued. We note that you engaged an independent firm of appraisers to perform a valuation of the assets purchased on June 18, 2008. Given your references to the use of such experts, please confirm that you will revise the disclosure in future Exchange Act filings, including amendments to this Form 10-K, to name each valuation expert and file the appropriate consents. As an alternative, you may delete all references to the use of outside valuation firms in future Exchange Act filings.

Item 13. Exhibits, page 29

9.   We note your response to comment 27 of our letter dated March 19, 2009, and we reissue the comment in part. You included your factor agreement as part of your draft Form 10-K/A submitted with your response letter dated July 8, 2009, but it is not included as part of the Exhibit Index. Also, we do not see any revisions in your draft annual report that discloses the material principal terms of your factor agreement. Please revise accordingly.

Section 302 Certifications

10.   We reviewed your proposed changes to your Section 302 certifications in response to our prior comment 28. Your certifications still do not comply with the language required by Item 601(31) of Regulation S-K. Specifically, please replace all references to the "small business issuer" with "the registrant."

* * * * *

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Questions related to accounting issues may be directed to Blaise Rhodes, the primary accounting examiner for this filing, at (202) 551-3774 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390. All other inquires may be directed to Edwin S. Kim at (202) 551-3297, the primary legal examiner for this filing, or me at (202) 551-3790.

               Sincerely,

               John Reynolds
               Assistant Director

cc: Charles Lesser, CFO
       Fax: (323) 266-6505